2024 REPORT

Paleblue


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LETTER

Dear investors,

Dear Paleblue Noteholders:

During 2024, Paleblue continue our focus and advancing our suite of Lithium-ion batteries, transitioning the world beyond single use alkaline batteries, and expanding growth across our Direct to Consumer, Wholesale, International, and Government channels. The Government channel launched in 2024 with the contract awarded to Paleblue by the US Dept of Defense Defense Innovation Unit focused to jointly develop a new form factor battery for the future warfighter.Paleblue's premium suite of new generation high performance rechargeable lithium-ion batteries provide higher levels of performance and value than legacy single use Alkaline batteries. Technological advancements and performance are limited

and even impaired by legacy battery concepts and chemistries.Paleblue is pioneering the global market transition to advanced rechargeable batteries with over 3 million batteries sold to date, and approximately $5.4 million in revenues for 2024 through the multi-channel distribution. This is also evidenced by the contract awarded by the DOD for Paleblue to develop a highly advanced dual-use battery product and technology platform for the future warfighter,

Since its inception through the end of 2024, the Company has raised over $4 million through a series of Convertible Notes, and is targeting to raise its first institutional equity financing in 2025 with use of proceeds to fund its continued growth and related working capital requirements.

We need your help!

Share with your family, friends, and the world about Paleblue's batteries, and how customers achieve the convenience of USBC, Li-ion performance, and ROI after only 4 recharges. The cost of charging a Paleblue battery is 1/2,000th of the cost of purchasing a new single use Alklaline - and won't wind up adding to the 200,000+ pounds of alkaline each day that are disposed of in landfills or incinerated. Prior to Paleblue, every battery has been a simple current delivery device - Paleblue is changing the game by bringing tech onboard.

Sincerely,

Thomas Bishop

CEO / Co-Founder

How did we do this year?



REPORT CARD

B+

☺ The Good

2024 Revenue grew 64.57% over 2023

In 2024, our retail channel grew to estimated 2,750 US retail locations, with revenue of $600K, 148% growth from 2023

BE secured a contract during 2024 from the US Dept of Defense contributing revenue totaling $1.14M.

☹ The Bad

Direct to Consumer (DTC) segment revenue totaling $3.02M in 2024 grew by 29.21% from $2.33M in 2023 respectively

DTC revenue from website sales decreased (5.55%) in 2024 from 2023, while revenue from Amazon increased by 96% during they year

PBE 2024 revenue from International segment totaling $0.62M decreased (10.61%) from $0.69M in 2023

2024 At a Glance

January 1 to December 31



January 1 to December 31

$5,381,112 **+65%**
Revenue

-$959,571
Net Loss

$235,276 **+55%**
Short Term Debt

$1,259,070
Raised in 2024

$243,567
Cash on Hand

INCOME BALANCE NARRATIVE

Revenues
Profit
$3,269,452
$5,381,112

-$1,015,091

-$959,571

2023   **2024**

Net Margin: -18%   Gross Margin: 68%   Return on Assets: -40%   Earnings per Share: -$0.09

Revenue per Employee: $896,852   Cash to Assets: 10%   Revenue to Receivables: 1,345

Debt Ratio: 196%


📄 PBE.GAAP_Financial_Report.20232024.docx.pdf

We ❤️ Our 321 Investors

Thank You For Believing In Us

Content missing

Thank You!

From the Paleblue Team





Thomas Bishop

CEO / Co-Founder

Tom has spent over a decade manufacturing systems and product lines for companies like Burton, Skullcandy, and Owlet. His leadership experience in product...

Steve Warren

COO / Co-Founder

With 25+ years in management experience for Consumer Electronics in Europe, USA and Asia, Steve's expertise gives Paleblue its edge over other battery...



Dave Vogt

Product Director

Dave is a trained industrial designer with 15+ years experience. During his career at companies like Skullcandy,...



Jeff Earl

Sales & Marketing

With 15+ years experience in sales and marketing, Jeff has become an expert at delivering exceptional customer...



Jeff Gilford

Advisor

Jeff co-founded BlackFord Partners in 2001 to provide CFO services to a portfolio of early stage technology and life...



Kevin Horsburgh

Brand & Creative

Kevin is a multi-talented creative director, graphic designer and brand visionary with 20+ years experience. He...



Ben Salibra

Digital Operations & Marketing

With 8+ years experience in ecommerce, Ben has led Paleblue's direct-to-consumer (DTC) strategy while also...

Details

The Board of Directors

Director	Occupation	Joined
Thomas Bishop	CEO @ Pale Blue Earth, Inc	2020

Officers

Officer	Title	Joined
Thomas Bishop	President CEO	2020

Voting Power

Holder	Securities Held	Voting Power
Thomas Bishop	5,100,000 Common stock	42.7%
Concentric Consult HK Ltd (Stephen John Warren)	2,500,000 Common stock	20.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2020	$33,718		Other
01/2021	$600,000	Safe	Section 4(a)(2)
10/2021	$400,000		Section 4(a)(2)
02/2022	$130,097		Section 4(a)(2)
09/2022	$1,000,000		Section 4(a)(2)
10/2023	$950,000		Section 4(a)(2)
04/2024	$306,070		4(a)(6)
12/2024	$200,000		Section 4(a)(2)
12/2024	$753,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
01/15/2021	$600,000	8.0%	20.0%	$5,000,000	09/30/2025
10/30/2021	$400,000	8.0%	20.0%	None	09/30/2025
09/21/2022	$1,000,000	8.0%	20.0%	$10,000,000	09/30/2025
10/06/2023	$950,000	8.0%	20.0%	$14,000,000	09/30/2025
12/31/2024	$753,000	8.0%	20.0%	$14,000,000	09/30/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Tom Bishop and Steve Warren	12/31/2020	$33,718	$33,718	%		Yes
SellersFunding International Portfolio Ltd	02/25/2022	$130,097	$35,276	22.0%	03/13/2025	
SellersFunding International Portfolio Ltd	12/20/2024	$200,000	$200,000	19.68%	04/10/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	10,584,700	Yes

Warrants: 0

Options: 425

Form C Risks:

We may need to raise additional capital in the future in order to execute our strategic plan, which may not be available on terms acceptable to us, or at all.

We face and expect to face increasing competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products and services that remain competitive with products and services or alternative technologies developed by others, we could lose revenue opportunities and customers, and our ability to grow our business would be impaired, adversely affecting our financial condition and results of operations.

Operations in international markets will expose us to additional business, political, regulatory, operational, financial and economic risks.

We rely on third parties to manufacture our products. Failure of those third parties to provide us with sufficient quantities of our products, in compliance with applicable regulatory requirements, or to do so at acceptable quality levels or prices could adversely impact our business. We currently rely on a single manufacturer for the production and assembly of our current products and expected future products for some time. If we encounter manufacturing problems or delays, we may be unable to promptly transition to alternative manufacturers and our ability to generate revenue will be limited.

We have a history of net losses, and we may not achieve or maintain profitability in the future. We have a limited operating history and have grown significantly in a short period of time. We will need to continue to increase the size of our organization and, if we fail to manage our growth effectively, our business could be materially and adversely affected.

We may be required to obtain and maintain regulatory authorizations, including clearances or approvals, or other certifications in order to commercialize our products in international markets. Failure to obtain such regulatory authorizations or certifications in relevant foreign jurisdictions may prevent us from marketing medical device products abroad.

We face the risk of product liability claims and the amount of insurance coverage we hold now or in the future may not be adequate to cover all liabilities we might incur. We may incur environmental and personal injury liabilities related to certain hazardous materials used in our operations.

If we are unable to obtain key materials and components from sole or limited source suppliers, we will not be able to deliver our products to customers. As we scale manufacturing we will be exposed to increased commodity pressures impacting our gross margin. Potential manufacturing shutdowns due to COVID-19 or similar lockdowns could impact our ability to meet demand with supply.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As a disruptor in a major existing category we could face increasing gross margin pressure if an incumbent battery manufacturer decided to enter the space and undercut our pricing.

Political tensions in SE Asia are increasing. Military action in the region could impact the microchip supply that is key to our battery management systems.

While our product goes through rigorous safety testing a lapse or failure to identify an issue could cause a major recall or adverse event. The financial impact of either could be significant.

We have thoroughly reviewed the global IP space. While we feel we have looked at all possible IP conflicts one could emerge that would cause use to need to redesign the product offering.

The majority of sales are still through our website or via Amazon. We spend significant amounts on advertising and other marketing campaigns to acquire new customers, which may not be successful or cost effective. If we are unable to continue to drive consumers to our website, it could adversely affect our revenue. Having an issue with our Amazon listing or website function would significantly impact our sales and increase burn. There are no assurances that other revenues generated through third parties or Government will continue

assurances that other revenues generated through third parties or Government will continue.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $14,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and

interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Pale Blue Earth, Inc

Delaware Corporation
Organized August 2020
6 employees
2750 Rasmussen Rd
Suite H203
Park City UT 84098 http://www.paleblueearth.com

Business Description

Refer to the Paleblue profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Paleblue is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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